EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,	Years Ended December 31,

	2009	2008 Restated	2007 Restated	2006	2005

Earnings:
Net income	$269	$864	$725	$622	$415
Income tax provision	24	132	60	95	50
Interest expense	488	1,618	2,046	1,614	1,141

Total earnings (a)	$781	$2,614	$2,831	$2,331	$1,606

Fixed charges - Interest expense (b)	$488	$1,618	$2,046	$1,614	$1,141

Ratio of earnings to fixed charges (a/b)	1.60	1.62	1.38	1.44	1.41

Interest expense does not include interest on liabilities recorded in accordance with GAAP governing unrecognized tax benefits. Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.